FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of October, 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: October 31 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 31 October 2005
                            Transaction in Own Shares

Exhibit 99


Unilever NV and Unilever PLC

31 October 2005

Unilever NV and Unilever PLC - Transactions in Own Shares

Unilever NV announces that on 28 October 2005, it purchased 79,966 Unilever NV ordinary shares (in the form of depositary receipts thereof) at prices between euro 57.25 and euro 57.70 per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever NV together with subsidiary companies, holds 21,347,772 Unilever NV ordinary shares in treasury, and has 550,228,128 Unilever NV ordinary shares in issue (excluding treasury shares).

Unilever PLC announces that on 28 October 2005, it purchased 500,000 Unilever PLC ordinary shares at prices between 563.00 pence and 567.00 pence per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever PLC holds 8,009,294 Unilever PLC ordinary shares in treasury, and has 2,903,449,286 Unilever PLC ordinary shares in issue (excluding treasury shares).

Contact:

Unilever NV: Tanno Massar, Press Office, Rotterdam (Tel. +31 10 2174844)

Unilever PLC: Alison Dillon, Corporate Secretaries, London (Tel. +44 207 822
5746)